SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 10, 2005

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a preliminary notice of a combined ordinary and extraordinary general meeting of shareholders to be held on April 12, 2005.

This translation has been prepared for the convenience of English-speaking readers.

The original French version alone is binding.

GROUPE DANONE

A French limited company (société anonyme)

with share capital of €134,047,760

Registered office: 17 Boulevard Haussmann, 75009 Paris

Paris Trade and Company Registry No. 552 032 534 RCS PARIS

PRELIMINARY NOTICE OF A MEETING

The shareholders are informed that the Board of Directors has decided to call a Combined Ordinary General Meeting and Extraordinary General Meeting to be held at 3 p.m. on Tuesday, April 12, 2005 at the registered office: 17, Boulevard Haussmann, 75009 Paris.

Should the General Meeting be unable to validly transact business because the quorum requirements are not met, it would be rescheduled and held at 3 p.m. on Friday, April 22, 2005 at the Carrousel du Louvre, 99 Rue de Rivoli, 75001 Paris.

The agenda for the meeting will be as follows:

Items within the competence of the Ordinary General Meeting of Shareholders

•	Report from the Board of Directors,

•	Reports from the Statutory Auditors on the financial statements for the year ended December 31, 2004,

•	Special report of the Statutory Auditors on the transactions referred to in article L 225-38 of the Code of Commerce,

•	Approval of the statutory (unconsolidated) financial statements,

•	Approval of the consolidated financial statements,

•	Allocation of the earnings for the fiscal year ended December 31, 2004, as stated in the statutory financial statements, and setting of dividend at €1.35 per share,

•	Approval of the agreements referred to in the special report of the Statutory Auditors,

•	Renewal of the appointment of Mr. Bruno BONNELL as director,

•	Renewal of the appointment of Mr. Michel DAVID-WEILL as director,

•	Renewal of the appointment of Mr. Jacques NAHMIAS as director,

•	Renewal of the appointment of Mr. Jacques VINCENT as director,

•	Ratification of the co-optation of Mr. Hirokatsu HIRANO and renewal of his appointment as director,

•	Ratification of the co-optation of Mr. Jean LAURENT,

•	Appointment of Mr. Bernard HOURS as director,

•	Authorization granted to the Board of Directors to purchase, retain or transfer GROUPE DANONE shares,

•	Authorization granted to the Board of Directors to issue ordinary bonds or subordinated securities.

Items within the competence of the Extraordinary General Meeting

•	Report from the Board of Directors,

•	Report from the Statutory Auditors,

•	Delegation of authority to the Board of Directors to issue ordinary shares and securities giving access to share capital, with preferential subscription right of the shareholders,

•	Delegation of authority to the Board of Directors to issue ordinary shares and securities giving access to share capital, without preferential subscription right of the shareholders, but with the possibility of a priority period,

•	Authorization granted to the Board of Directors to increase the number of securities to be issued in the event of a capital increase with or without preferential subscription right of the shareholders,

•	Delegation of authority to the Board of Directors to issue equity securities and securities giving access to the Company’s share capital in the event of a public exchange offer initiated by the Company,

•	Delegation of authority to the Board of Directors to issue equity securities and securities giving access to share capital, within a limit of 10% of the Company’s share capital, in consideration for the contributions-in-kind granted to the Company and comprised of equity securities or securities giving access to share capital,

•	Delegation of authority to the Board of Directors to issue securities giving right to the allocation of debt securities,

•	Delegation of authority to the Board of Directors to increase the Company’s share capital through incorporation of reserves, profits, premiums or any other amounts that may be capitalized,

•	Authorization granted to the Board of Directors to increase the share capital in favor of the members of a company savings plan (Plan d’Epargne Entreprise)

•	Authorization granted to the Board of Directors to grant options giving right to purchase shares,

•	Authorization granted to the Board of Directors to allocate ordinary shares of the Company free of charge,

•	Authorization granted to the Board of Directors to reduce the share capital by canceling shares previously repurchased,

•	Powers to effect formalities.

Shareholders will be asked to vote on the proposed resolutions set out below.

RESOLUTIONS WITHIN THE COMPETENCE OF THE ORDINARY MEETING

FIRST RESOLUTION

(Approval of the statutory financial statements for the fiscal year ended December 31, 2004)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the report of the Board of Directors as well as the reports of the Statutory Auditors on the statutory financial statements, hereby approves the statutory financial statements for the fiscal year ended December 31, 2004, which include the balance sheet, the income statement and the notes, as presented, as well as the transactions reflected in the statutory financial statements and summarized in the reports.

SECOND RESOLUTION

(Approval of the consolidated financial statements for the fiscal year ended December 31, 2004)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the report of the Board of Directors and the reports of the Statutory Auditors on the consolidated financial statements, hereby approves the consolidated financial statements for the fiscal year ended December 31, 2004, as well as the transactions reflected in the consolidated financial statements and summarized in the reports.

THIRD RESOLUTION

(Allocation of the earnings for the fiscal year ended December 31, 2004, as stated in the statutory financial statements, and setting of dividend at €1.35 per share)

The general meeting of shareholders, acting under the conditions of quorum and majority required for general ordinary meetings, having reviewed the report of the Board of Directors and the report of the Statutory Auditors:

•	acknowledges that the earnings for the fiscal year 2004 amount to €422,978,494.25

•	acknowledges that retained earnings amount to €1,268,339,828.36

At the end of the fiscal year an amount of €4,987,500 corresponding to the exceptional tax amount provided in Article 39 of the French amending finance law for 2004 (loi de finances rectificative pour 2004) was deducted from retained earnings.

Therefore, the available amount for the allocation of earnings amounts to €1,696,305,822.61

•	decides to allocate the total as follows:

•	an amount of €361,928,952.00 to dividends

•	an amount of €1,334,376,870.61 to retained earnings

•	decides to transfer €200,000,000 from the special reserve of long-term capital gains to an ordinary reserve account,

•	decides to transfer €4,987,500 from this ordinary reserve account to retained earnings, increasing it to €1,339,364,370.61.

The general meeting therefore decides to distribute a dividend of €1.35 per share on May 17, 2005. The amount distributed among the shareholders is fully eligible for the 50% allowance provided in Article 158-3 2° of the French tax code (Code Général des Impôts).

The dividend for the shares held by the Company will be allocated to retained earnings.

In accordance with the provisions of Article L.225-210 of the French Commercial Code (Code de Commerce), the general meeting decides that the amount of the dividend corresponding to shares held by the Company on the payment date will be allocated to the “retained earnings” account.

The dividends distributed for the three previous fiscal years were as follows (These figures are presented before the share split on June 15, 2004):

Fiscal year	Number of shares	Dividend distributed	Tax credit(1)	Total dividend
2001	141 033 427	2.06	1.03	3.09
2002	137 335 122	2.30	1.15	3.45
2003	133 675 493	2.45	1.225	3.675

(1)	The tax credit at a rate of 50% has been used for the purposes of this table.

FOURTH RESOLUTION

(Approval of the agreements referred to in the special report of the Statutory Auditors)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the special report of the Statutory Auditors concerning the agreements referred to in Article L. 225-38 et seq. of the French Commercial Code, acknowledges the conclusions of this report and approves the agreements described referred thereto.

FIFTH RESOLUTION

(Renewal of the appointment of Mr. Bruno BONNELL as director)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, renews the appointment of Mr. Bruno BONNELL as a Director for the period of three years as set in the by-laws.

Mr. Bruno BONNELL’s term of office will expire at the end of the ordinary general meeting called to deliberate upon the financial statements for the fiscal year 2007.

SIXTH RESOLUTION

(Renewal of the appointment of Mr. Michel DAVID-WEILL as director)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings and in accordance with the provisions of the last paragraph of Article 15-II of the Company’s by-laws, renews the appointment of Mr. Michel DAVID-WEILL as a Director for the period of three years as set in the by-laws.

Mr. Michel DAVID-WEILL’s term of office will expire at the end of the ordinary general meeting called to deliberate upon the financial statements for the fiscal year 2007.

SEVENTH RESOLUTION

(Renewal of the appointment of Mr. Jacques NAHMIAS s as director)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, renews the appointment of Mr. Jacques NAHMIAS as a Director for the period of three years as set in the by-laws.

Mr. Jacques NAHMIAS’s term of office will expire at the end of the ordinary general meeting called to deliberate upon the financial statements for the fiscal year 2007.

EIGHTH RESOLUTION

(Renewal of the appointment of Mr. Jacques VINCENT as director)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, renews the appointment of Mr. Jacques VINCENT as a Director for the period of three years as set in the by-laws.

Mr. Jacques VINCENT’s term of office will expire at the end of the ordinary general meeting called to deliberate upon the financial statements for the fiscal year 2007.

NINTH RESOLUTION

(Ratification of the co-optation of Mr. Hirokatsu HIRANO and renewal of his appointment as director)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, ratifies the co-optation of Mr. Hirokatsu HIRANO as director by the meeting of the Board of Directors held on April 15, 2004 to replace Mr. Umberto AGNELLI, who is resigning as director, for the remainder of his term of office, i.e., until the end of this meeting.

The general meeting of shareholders renews the appointment of Mr. Hirokatsu HIRANO as a Director for the period of three years as set in the by-laws.

Mr. Hirokatsu HIRANO’s term of office will expire at the end of the ordinary general meeting called to deliberate upon the financial statements for the fiscal year 2007.

TENTH RESOLUTION

(Ratification of the co-optation of Mr. Jean LAURENT)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, ratifies the co-optation of Mr. Jean LAURENT as director by the meeting of the Board of Directors held on February 10, 2005 to replace Mr. Jérôme Seydoux, who is resigning as director, for the remainder of his term of office, i.e., until the ordinary general meeting called to deliberate upon the financial statements for the fiscal year 2005.

ELEVENTH RESOLUTION

(Appointment of Mr. Bernard HOURS as director)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, appoints, on the Board of Directors’ proposal, Mr. Bernard HOURS as director for the period of three years as set in the by-laws, i.e., until the ordinary general meeting called to deliberate upon the financial statements for the fiscal year 2007. Mr. Bernard HOURS is appointed as director to replace Mr. Jean Gandois, whose term of office as director expires at this general meeting.

TWELFTH RESOLUTION

(Authorization granted to the Board of Directors to purchase, retain or transfer GROUPE DANONE shares)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the prospectus (note d’information) drawn up at the time of the share repurchase program and approved by the Autorité des Marchés Financiers (AMF), and having consulted the report of the Board of Directors, hereby:

Authorizes the Board of Directors to purchase the Company’s shares pursuant to the provisions of Articles L. 225-209 et seq. of the French Commercial Code.

The purchase of the Company’s shares may be executed for the purpose of:

•	either the allocation of options for the purchase of shares to the Company’s employees and officers (mandataires sociaux) as well as employees and officers of companies or economic interest groups in which the Company holds, directly or indirectly, at least 10% of the share capital or voting rights, or the implementation of share purchase plans for employees,

•	the free allocation of shares to employees and/or officers (mandataires sociaux) pursuant to Articles L. 225-197-1 et seq. of the French Commercial Code,

•	the delivery of securities upon the exercise of rights attached to securities giving right to share capital,

•	their delivery for payment or exchange particularly in regards to external growth transactions, or

•	if applicable, their cancellation to adjust the Company’s financial structure in order to achieve the best possible balance between equity and debt; the latter option is subject to the vote by the extraordinary general meeting of shareholders on a specific resolution,

•	market-making in the secondary market or the liquidity of the Groupe Danone share by a financial services intermediary (Prestataire de services d’investissement) pursuant to a liquidity agreement in conformity with a code of ethics approved by the Autorité des Marchés Financiers (AMF).

The acquisition, sale, transfer or exchange of these shares may be executed by any means on the stock market or over-the-counter. These means may include the use of any derivative securities, traded on a regulated market or over-the-counter market, as well as the implementation of options strategies (purchase and sale of put and call options and all related combinations thereof), provided that the means so used are not of a nature to significantly increase the price volatility of the shares. These transactions may be executed in the periods that the Board of Directors deems appropriate. The repurchase program may be carried out entirely through block trades.

These transactions may be executed at any time, including during a public tender offer, within the limits allowed by the applicable regulations.

Maximum purchase price:	€100
Minimum selling price:	€60
Maximum number of shares that may be purchased:	18,000,000 shares
Maximum authorized amount of purchase:	€1,800,000,000

In the event of a capital increase achieved by incorporating reserves and allocating free shares or through a stock split or a reverse stock split, the prices indicated above will be adjusted by a coefficient equal to the ratio between the number of shares comprising share capital before the transaction and the number of shares existing after the transaction.

In order to implement this authorization, full powers are granted to the Board of Directors, with the right to sub-delegate, to:

•	place all orders on or off the market,

•	conclude all agreements, for purposes of, among other things, the maintenance of the share purchase and sale registries,

•	file all the necessary declarations and formalities of the Autorité des Marchés Financiers (AMF) or any other authority,

•	carry out all other formalities and take generally all necessary measures.

The Board of Directors should notify the general meeting of shareholders of the transactions carried out in application of this resolution.

This resolution voids and replaces the authorization granted by the Combined General Meeting of Shareholders of April 15, 2004 in its twelfth resolution and is granted for an 18-month period from the date of this general meeting.

THIRTEENTH RESOLUTION

(Authorization granted to the Board of Directors to issue ordinary bonds or subordinated securities)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, and in accordance with article 27 of the by-laws, having reviewed the Board of Directors’ report, authorizes the Board of Directors to carry out, in France or abroad, the issuance of ordinary bonds or subordinated securities, with or without a fixed term of up to a maximum nominal amount of €2 billion or the exchange value of this sum expressed in other currencies.

The Board of Directors shall have full power to:

•	implement this authorization, on one or more occasions, and in the proportions, periods and conditions that it deems favorable,

•	determine the characteristics of the securities to be issued, decide upon and take all the necessary measures in carrying out any such issuances, particularly in fixing the conditions of redemption, whether in cash or in securities.

This authorization is granted for a five-year period as from the date of this general meeting.

This resolution voids and replaces the authorization granted by the Combined General Meeting of shareholders of April 11, 2003 in its 12th resolution.

RESOLUTIONS WITHIN THE COMPETENCE OF THE EXTRAORDINARY GENERAL MEETING

FOURTEENTH RESOLUTION

(Delegation of authority to the Board of Directors to issue ordinary shares and securities giving access to share capital, with preferential subscription right of the shareholders)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings and in accordance with Articles L. 225-129 to L. 225-129-6, L. 228-91 and L. 228-92 of the French Commercial Code, having reviewed the Board of Directors’ report and the special report of the Statutory Auditors and acknowledged that the share capital is fully paid up, delegates to the Board of Directors the authority to decide on the issuance of, on one or more occasions, in the proportions and periods that it deems favorable, in France and abroad, either in euros or any foreign currency, and with the maintenance of the preferential subscription right of the shareholders, (i) ordinary shares of the Company and (ii) securities giving access to the Company’s share capital.

The securities giving access to the Company’s share capital thereby issued may consist of debt securities or be combined with the issuance of such securities or allow their issuance as intermediate securities. They may take on the form of subordinated or unsubordinated securities, with or without a fixed term, and issued in either euros or a foreign currency.

The Board of Directors may, within legal limits, delegate to the Managing Director (directeur général), or with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués), the authority that is delegated to him pursuant to this authorization.

a) The maximum increase in Groupe Danone’s share capital resulting from all issuances realized either immediately and/or in the future pursuant to this delegation is fixed at an amount of €45 million.

It is noted that the limit indicated in paragraph (a) above is determined without having taken into account the nominal value of the ordinary shares of the Company to be issued, if applicable, pursuant to the adjustments made in order to protect the interests of the holders of rights attached to securities giving access to the Company’s share capital, in accordance with applicable legal and regulatory provisions and contractual stipulations.

b) All of the issuances of securities representing debt giving access to the Company’s share capital carried out by virtue of this delegation shall not exceed a limit of €2 billion in nominal value (or the exchange value of this amount for an issuance in a foreign currency or monetary unit determined by a reference of several currencies); this limit is the same for all of the issuances (i) of securities representing debt giving access to the Company’s share capital, which may be carried out by virtue of the delegations granted in the 15th, 16th, 17th, and 18th resolutions submitted to this general meeting, but is different from the limit determined in the 13th resolution for the issuance of ordinary bonds or subordinated securities, and (ii) of securities giving right to the allocation of debt securities and debt securities to which these securities shall give right, carried out by virtue of the 19th resolution submitted to this general meeting. This limit of €2 billion shall be separate and distinct from the limit set forth in the 13th resolution for the issuance of ordinary bonds or subordinated securities.

In calculating the limit set forth in paragraph (b) above, the exchange value in euros of the nominal value of securities representing debt and giving access to the Company’s share capital issued in foreign currencies shall be determined on the date of the issuance.

Shareholders may exercise, in accordance with the provisions of the law, their preferential subscription right on a pro rata basis (droit préférentiel de souscription à titre irréductible). The Board of Directors may furthermore grant to shareholders the right to subscribe to securities in addition to those to which they are entitled as a matter of law, in proportion to their subscription rights and, in any case, limited to the number of securities requested (droit préférentiel de souscription à titre réductible).

If the amount of subscriptions as a matter of law and, if applicable, by request as discussed above, does not attain the amount of the entire issuance of securities, the Board of Directors may, at its option, limit the issuance to the amount of subscriptions received, provided this amounts to at least three-quarters of the approved issuance, and, at its discretion, allocate the non-subscribed securities and/or offer them to the public.

The general meeting acknowledges that this delegation entails de jure the waiver by the shareholders of their preferential subscription right to the Company’s ordinary shares, to which the securities that would be issued on the basis of this delegation would give right, for the benefit of the holders of securities giving access to the Company’s share capital and issued by virtue of this delegation.

The Board of Directors shall have the necessary powers to carry out this resolution, determine the conditions of the issuance, to record the resulting increases in share capital, and to proceed with, as necessary, any adjustments to take into account the impact of the transactions on the Company’s share capital, determine the terms and conditions according to which the preservation of the rights of the holders of securities giving access to the Company’s share capital shall be ensured, in accordance with applicable legal, regulatory and contractual provisions, amend the by-laws accordingly, charge the fees and expenses to the issue premium and take generally all necessary measures.

The Board of Directors will set the issuance price of the ordinary shares or the securities giving access to the Company’s share capital. The sum received immediately by the Company, increased, if applicable, by the sum that may be received at a later date by the Company, shall be at least equal to the nominal value for each ordinary share issued.

This delegation is granted for a 26-month period as from the date of this general meeting and voids and replaces the delegation granted by the general meeting of shareholders of April 15, 2004 in its 13th resolution.

FIFTEENTH RESOLUTION

(Delegation of authority to the Board of Directors to issue ordinary shares and securities giving access to share capital, without preferential subscription right of the shareholders, but with the possibility of a priority period)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings and in accordance with Articles L. 225-129 to L. 225-129-6, L. 228-91 and L. 228-92 of the French Commercial Code, having reviewed the Board of Directors’ report and the special report of the Statutory Auditors and acknowledged that the share capital is fully paid up, delegates authority to the Board of Directors to decide on the issuance, on one or more occasions, in the proportions and periods that it deems favorable, in France and abroad, either in euros or any foreign currency, through a public offering of (i) ordinary shares of the Company and (ii) securities giving access to the Company’s share capital.

The general meeting decides to waive the preferential subscription right of the shareholders to these ordinary shares and securities giving access to the Company’s share capital to be issued.

The securities giving access to the Company’s share capital so issued may consist of debt securities or be combined with the issuance of such securities or allow their issuance as intermediate securities. They may take on the form of subordinated or unsubordinated securities, with or without a fixed term, and issued in either euros or a foreign currency.

The Board of Directors may, in accordance with legal limits, delegate to the Managing Director (directeur général), or with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués), the authorization that is delegated to him pursuant to this authorization.

a) The maximum increase in Groupe Danone’s share capital resulting from all issuances realized either immediately and/or in the future pursuant to this delegation is fixed at €33 million; this limit is the same for the capital increases by virtue of the delegations granted in the 16th, 17th, and 18th resolutions submitted to this general meeting.

It is noted that the limit indicated in paragraph (a) above is determined without having taken into account the nominal value of the ordinary shares of the Company to be issued, if applicable, pursuant to the adjustments made in order to preserve the interests of the holders of rights attached to securities giving access to the Company’s share capital, in accordance with applicable legal and regulatory provisions and contractual stipulations.

b) All of the issuances of securities representing debt giving access to the Company’s share capital carried out by virtue of this delegation shall not exceed a limit of €2 billion in nominal value (or the exchange value of this amount for an issuance in a foreign currency or monetary unit determined by a reference of several currencies); this limit is the same for all of the issuances (i) of securities representing debt giving access to the Company’s share capital, which may be carried out by virtue of the delegations granted in the 14th, 16th, 17th, and 18th resolutions submitted to this general meeting, but is different from the limit determined in the 13th resolution for the issuance of ordinary bonds and subordinated securities, and (ii) of securities giving right to the allocation of debt securities and debt instruments to which these securities shall give right, carried out by virtue of the 19th resolution submitted to this general meeting; this limit of €2 billion shall be separate and distinct from the limit set forth in the 13th resolution for the issuance of ordinary bonds or subordinated securities.

In calculating the limit set forth in paragraph (b) above, the exchange value in euros of the nominal value of the securities representing debt and giving access to the Company’s share capital issued in foreign currencies shall be determined on the date of the issuance.

The Board of Directors may grant, for the benefit of shareholders, a priority period for all or part of the issuance for the subscription of ordinary shares or securities. It shall determine the terms and conditions of exercise of such period in accordance with legal provisions. This priority period shall not entail the creation of transferable rights.

If the amount of subscriptions, including, if applicable, those of the shareholders, does not attain the amount of the entire issuance, the Board of Directors may limit the amount of the issuance to the amount of the subscriptions received, provided this reaches at least three-quarters of the approved issuance.

The general meeting acknowledges that this delegation entails, de jure, the waiver by the shareholders of their preferential subscription right to the Company’s ordinary shares, to which the securities that would be issued on the basis of this delegation would give right, for the benefit of the holders of securities giving access to the Company’s share capital, and issued by virtue of this delegation.

The Board of Directors shall have the necessary powers to implement this resolution, determine the conditions of the issuance, record the resulting increases in share capital, amend the by-laws accordingly, charge the fees and expenses to the issue premium and take generally all necessary measures. It is specifically stated that:

(a)	the issuance price of the ordinary shares shall be at least equal to the nominal value provided in the applicable legal and regulatory provisions at the time that this delegation is implemented, after adjustment of this amount, if necessary, to take into account the difference in the date from which the shares carry rights to the dividend;

(b)	the issuance price of the securities giving access to share capital shall be such that the sum received immediately by the Company increased, if applicable, by the sum that may be received at a later date by the Company for each ordinary share issued as a result of the issuance of securities shall be at least equal to the amount set forth in paragraph (a) above after adjustment, if necessary, of this amount to take into account the difference in the date from which the shares carry rights to the dividend.

This delegation is granted for a 26-month period as from the date of this general meeting and voids and replaces the delegation granted by the general meeting of shareholders of April 15, 2004 in its 14th resolution.

SIXTEENTH RESOLUTION

(Authorization granted to the Board of Directors to increase the number of securities to be issued in the event of a capital increase with or without preferential subscription right of the shareholders)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ report and the special report of the Statutory Auditors, and acting in accordance with Article L. 225-135-1 of the French Commercial Code, resolves that the Board of Directors may decide to increase the number of securities to be issued, for any issuance approved by virtue of the above 14th and 15th resolutions, and for the same price, in accordance with the conditions of the above-mentioned Article L. 225-135-1 and in compliance with the limits provided in the aforementioned resolutions.

The Board of Directors may delegate, in accordance with legal provisions, the power granted to him pursuant to this resolution to the Managing Director (directeur général) or, with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués).

This delegation is granted for a 26-month period as from the date of this general meeting.

SEVENTEENTH RESOLUTION

(Delegation of authority to the Board of Directors to issue equity securities and securities giving access to the Company’s share capital in the event of a public exchange offer initiated by the Company)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ report and the special report of the Statutory Auditors, and acting in accordance with Articles L. 225-129 to L. 225-129-6, L. 225-148 and L. 228-91

and L. 228-92 of the French Commercial Code, delegates to the Board of Directors the authority to decide on the issuance of the Company’s equity securities or securities giving access to the Company’s share capital, in consideration for securities tendered in a public exchange offer initiated by the Company for another company’s securities which are listed on one of the regulated markets provided in the above-mentioned Article L. 225-148, and decides, to the extent necessary, to waive the shareholders’ preferential subscription right to the equity securities and securities to be issued for the benefit of the holders of these securities.

The general meeting of shareholders acknowledges that this delegation entails, de jure, the waiver by the shareholders of their preferential subscription rights to the Company’s equity securities, to which the securities that will be issued pursuant to this delegation may give right, for the benefit of the holders of securities giving access to the Company’s share capital issued by virtue of this delegation.

The Board of Directors may delegate, in accordance with legal provisions, the authority granted to him pursuant to this resolution to the Managing Director (directeur général) or, with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués).

The issuances carried out pursuant to this delegation should comply with the limits set forth in the 15th resolution submitted for approval to this general meeting.

The general meeting of shareholders grants to the Board of Directors all necessary powers to carry out the issuances of equity securities and/or securities in consideration for the tendered shares pursuant to the above-mentioned public exchange offers and to take generally all necessary measures, in accordance with the conditions and limits set forth in the 15th resolution.

This delegation is granted for a 26-month period as from the date of this general meeting and voids and replaces the delegation granted by the general meeting of shareholders of April 15, 2004 in its 14th resolution.

EIGHTEENTH RESOLUTION

(Delegation of authority to the Board of Directors to issue equity securities and securities giving access to share capital, within a limit of 10% of the Company’s share capital, in consideration for the contributions-in-kind granted to the Company and comprised of equity securities or securities giving access to share capital)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ report, and acting in accordance with Article L. 225-147 of the French Commercial Code, delegates to the Board of Directors the authority to decide on, within the limit of 10% of the Company’s share capital, according to the report of the special auditor(s) appointed by the Chairman of the French commercial court to assess the contributions as provided in the 1st and 2nd paragraphs of the above-mentioned Article L. 225-147, the issuance of the Company’s equity securities or securities giving access to the Company’s share capital, in consideration for the contributions-in-kind granted to the Company and comprised of equity securities or securities giving access to share capital, when the provisions of Article L. 225-148 of the French Commercial Code are not applicable, and decides, to the extent necessary, to waive, for the benefit of the holders of these securities, the shareholders’ preferential subscription right to the equity securities and securities to be issued.

The general meeting of shareholders acknowledges that this delegation entails de jure the waiver by the shareholders of their preferential subscription rights to the Company’s equity securities, to which the securities that will be issued pursuant to this delegation may give right, for the benefit of the holders of securities giving access to the Company’s share capital issued by virtue of this delegation.

In addition to the legal limit of 10% of the Company’s share capital provided in Article L. 225-147 of the French Commercial Code, the issuances carried out by virtue of this delegation should comply with the limits set forth in the 15th resolution submitted for approval to this general meeting.

The Board of Directors shall have full power to implement this resolution, in particular, to examine the report of the special auditor(s) appointed by the Chairman of the French commercial court (as described in the 1st and 2nd paragraphs of the above-mentioned Article L. 225-147) on his or their assessment of the contributions and the grant of certain advantages and their values, to acknowledge the completion of the capital increases carried out by virtue of this delegation, amend the by-laws accordingly, carry out all necessary formalities and request all authorizations for the realization of these contributions, and to take generally all necessary measures.

The Board of Directors may delegate, in accordance with legal provisions, the authority granted to him pursuant to this resolution to the Managing Director (directeur général) or, with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués).

This delegation is granted for a 26-month period as from the date of this general meeting.

NINETEENTH RESOLUTION

(Delegation of authority to the Board of Directors to issue securities giving right to the allocation of debt securities)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ report and the special report of the Statutory Auditors, and acting in accordance with Articles L. 225-129 to L. 225-129-6 and L. 228-92 of the French Commercial Code, delegates to the Board of Directors the authority to decide on the issuance, on one or more occasions, in the proportions and at the times that it deems appropriate, in France and abroad, either in euros or in a foreign currency, securities giving the right to the allocation of debt securities such as bonds, similar securities, subordinated securities with or without a fixed term and any other securities in the same issuance granting the same right to debt of the Company.

The securities giving right to the Company’s debt securities thereby issued may consist of debt securities or allow their issuance as intermediate securities. They may take the form of subordinated or unsubordinated securities, with or without a fixed term, and be issued in either euros or a foreign currency.

All of the issuances of (i) securities representing debt giving right to the allocation of debt securities and (ii) debt securities to which these securities give right, carried out by virtue of this delegation, shall not exceed a limit of a nominal value €2 billion (or the exchange value of this amount in the event of an issuance in a foreign currency or monetary unit determined by a reference of several currencies); this limit is the same for all of the issuances of securities representing debt giving access to the Company’s share capital, carried out by virtue of the delegations granted in the 14th, 15th, and 16th resolutions submitted for approval to this general meeting. This limit of €2 billion shall be distinct from the limit set forth in the 13th resolution for the issuance of ordinary bonds or subordinated securities.

In calculating the limit set forth in the above paragraph, the exchange value in euros of the nominal value of the securities representing debt giving right to the allocation of debt securities and debt securities to which these securities give right issued in foreign currencies shall be determined on the date of issuance.

The Board of Directors may delegate, in accordance with legal provisions, the authority granted to him pursuant to this resolution to the Managing Director (directeur général) or, with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués).

The Board of Directors shall have full power to implement this resolution, particularly in regards to:

•	proceeding with the aforementioned issuances within the above-mentioned limit, determining the date of such issuances, the nature, the amounts and the issuance currency;

•	determining the characteristics of the securities to be issued and of the debt securities to which the securities shall give right to allocation, and, particularly, their nominal value and their date of maturity, their issuance price, with premium, if applicable, their interest rate, either fixed or variable, and the payment date or in the event of securities with a variable interest rate, the terms and conditions for the determination of their interest rate or the conditions for the deferral of interest;

•	setting in accordance with market conditions the terms and conditions of the redemption on and/or early redemption of the securities to be issued and of the debt securities to which the securities shall give right to allocation and, if applicable, with a fixed or variable premium or repurchase by the Company;

•	if applicable, deciding on granting a guarantee or a security to the securities to be issued as well as to the debt securities to which the securities shall give right to allocation and determining their nature and characteristics; and

•	taking generally all necessary measures.

This delegation is granted for a 26-month period as from the date of this general meeting.

TWENTIETH RESOLUTION

(Delegation of authority to the Board of Directors to increase the Company’s share capital through incorporation of reserves, profits, premiums or any other amounts that may be capitalized)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ report, and acting in accordance with Articles L. 225-129 to L. 225-129-6 and L. 225-130 of the French Commercial Code, delegates to the Board of Directors the authority to decide on increasing the share capital, on one or more occasions, at the times and under the conditions that it deems favorable, through the incorporation of reserves, profits, premiums or any other amounts that may be capitalized, followed by the issuance and the free allocation of shares or the increase of the nominal value of the existing ordinary shares, or any combination of these two methods.

The general meeting decides that rights corresponding to fractional shares may neither be negotiable nor transferable and that the corresponding shares shall be sold. The amounts from the sale shall be distributed to the holders of the rights within the applicable legal time period.

The total amount of the increase of share capital that may be achieved, immediately or in the future, pursuant to this resolution is fixed at €33 million. This limit is set (i) without taking into account the nominal value of the Company’s ordinary shares to be issued, if applicable, in relation to the adjustments carried out in order to protect the interests of holders of rights attached to the securities that shall be issued on the basis of this delegation, in accordance with legal and regulatory requirements as well as applicable contractual provisions and (ii) independently from the limits on the share capital increases resulting from the issuances of the equity securities or securities giving access to the Company’s share capital as authorized in the above-mentioned resolutions 14th to 18th.

The Board of Directors shall have full power in implementing this resolution, particularly in regards to:

•	determining the terms and conditions of the authorized transactions and particularly deciding on the amount and the nature of the reserves and premiums to incorporate into the share capital, determining the number of new shares to issue or the amount to which the nominal value of the existing shares comprising the share capital will be increased, deciding on the date (even retroactive) from which the new shares will carry right to dividends or the date on which the increase in their nominal value will take effect;

•	taking all necessary measures to protect the rights of the holders of securities giving access to the share capital on the day of the capital increase;

•	acknowledging the capital increase resulting from the issuance of shares; amending the by-laws accordingly and carrying out all necessary publicity formalities;

•	and generally taking all measures and completing all formalities required to ensure the success of each capital increase.

The Board of Directors may delegate, in accordance with legal provisions, the authority granted to him pursuant to this resolution to the Managing Director (directeur général) or, with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués).

This delegation is granted for a 26-month period as from the date of this general meeting and voids and replaces any previous delegation to increase the Company’s share capital through the incorporation of reserves, profits or premiums.

TWENTY-FIRST RESOLUTION

(Authorization granted to the Board of Directors to increase the share capital in favor of the members of a company savings plan (Plan d’Epargne Entreprise))

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the report of the Board of Directors as well as the special report from the Statutory Auditors, and acting in accordance with Articles L. 225-129-6 and L. 225-138-1 of the French Commercial Code and Articles L. 443-1 et seq. of the French Labor Code (Code du Travail), authorizes the Board of Directors to increase the Company’s share capital, at its discretion, on one or more occasions, at the times and under the conditions that it deems favorable, through the issuance of ordinary shares or securities giving access to the Company’s ordinary shares reserved for the employees of Groupe Danone and employees of companies or economic interest groups in which Groupe Danone holds, directly or indirectly, 10% of the share capital or voting rights.

The total amount of the increase of share capital that may be achieved pursuant to this resolution may not exceed the nominal amount of €2 million. This limit is set (i) without taking into account any adjustments carried out in order to protect the interests of the holders of the rights attached to the securities that shall be issued on the basis of this delegation, in accordance with legal and regulatory requirements as well as applicable contractual provisions and (ii) independently from the limits on share capital increases resulting from issuances of ordinary shares or securities giving access to the Company’s share capital as authorized in the above-mentioned resolutions 14th to 18th.

The general meeting decides to waive in favor of the beneficiaries, as defined above, the shareholders’ preferential subscription right to the ordinary shares or securities giving access to ordinary shares to be issued according to this resolution and to waive any right to the shares or other securities allocated free of charge on the basis of this delegation.

The general meeting decides to set the discount offered under the company’s savings plan at 20% of the average of Groupe Danone’s opening share prices listed on Eurolist of Euronext during the twenty trading sessions preceding the date of the decision setting the opening date for subscription. The Board of Directors may reduce such discount if it deems appropriate.

The general meeting grants the Board of Directors full power in implementing this resolution, particularly in regards to:

•	determining the characteristics, the amount and terms of each issuance of shares or securities giving access to ordinary shares of the Company,

•	determining if the subscriptions may be made directly by the beneficiaries or through a collective investment undertaking,

•	determing the terms and conditions of paying up the issued securities,

•	setting the date from which the shares will carry rights to dividends and, if applicable, the date on which the securities that will be issued,

•	setting the opening and closing dates of the subscriptions,

•	acknowledging the completion of the capital increase through the issuance of ordinary shares at the amount of ordinary shares actually subscribed,

•	on its sole decision and if it deems necessary, charging the expenses of capital increases to the amount of the premiums associated to these increases, and deducting from this amount the sums needed to bring the legal reserve to one-tenth of the new capital after each share capital increase, and

•	taking all measures to carry out the increases of capital, completing the formalities resulting therefrom, in particular those related to the listing of the issued securities, amending the by-laws accordingly, and taking generally all necessary measures.

The Board of Directors may delegate, in accordance with legal provisions, the authority granted to him pursuant to this resolution to the Managing Director (directeur général) or, with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués).

This delegation is granted for a 26-month period as from the date of this general meeting and voids and replaces the delegation granted by the general meeting of shareholders of April 15, 2004 in its 15th resolution.

TWENTY-SECOND RESOLUTION

(Authorization granted to the Board of Directors to grant options giving right to purchase shares)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the report of the Board of Directors as well as the special report of the Statutory Auditors,

Authorizes the Board of Directors, in accordance with Articles L. 225-177 to L. 225-186 of the French Commercial Code, to grant, on one or more occasions, for the benefit of personnel that it shall select among the employees and for the benefit of eligible officers (mandataires sociaux) or only certain among them of Groupe Danone and the employees of companies or economic interest groups in which Groupe Danone holds, directly or indirectly, at least 10% of the share capital or voting rights, options giving right to acquire existing shares of the Company.

The total number of shares that may be acquired by the exercise of options shall not exceed three million of the Company’s shares.

The options shall have a maximum exercise period of ten years.

Therefore, the general meeting gives full power to the Board of Directors to:

•	proceed with the nominative allocation of options,

•	set the terms and conditions of options, in particular:

•	determine the length of validity for the options according to the limits set forth above,

•	set the date(s) or the exercise periods; it being understood that the Board of Directors shall have the possibility of (a) accelerating the date(s) or the exercise periods, (b) maintaining the exercisability of the options (c) modifying the dates or periods in which the shares acquired from the exercise of options may not be sold or registered in bearer form,

•	provide for stipulations, if any, that prohibit the immediate resale of all or part of the shares acquired by the exercise of options. The holding period for the acquired shares shall not exceed three years as from the exercise of the option,

•	if applicable, limit, suspend, restrict or prohibit the exercise of options or sale of shares acquired from the exercise of options during certain periods or as from certain events. This decision may cover all or a part of the options or shares and concern all or a part of the beneficiaries,

•	if necessary, proceed with adjustments in the number and price of the shares that may be obtained by the exercise of options according to the applicable legal and regulatory requirements.

Subject to legal requirements, the Board of Directors shall determine the exercise price for the options. This price shall not be less than 100% of the opening share prices listed during the twenty trading days sessions preceding the date on which the Board of Directors allocates the options.

The Board of Directors may use this authorization, on one or more occasions, for a 26-month period as from the date of this general meeting.

This authorization voids and replaces the earlier authorization granted by the combined general meeting of shareholders of April 11, 2003 in its 15th resolution.

TWENTY-THIRD RESOLUTION

(Authorization granted to the Board of Directors to allocate ordinary shares of the Company free of charge)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the report of the Board of Directors as well as the special report from the Statutory Auditors, authorizes the Board of Directors, in accordance with Article L. 225-197-1 et seq of the French Commercial Code, to proceed with, on one or more occasions and under the conditions that it shall determine, within the limits set forth by this resolution, allocations free of charge of existing ordinary shares or ordinary shares to be issued according to the following conditions:

•	the existing shares that may be allocated pursuant to this resolution may be acquired by the Company, either according to Article L. 225-208 of the French Commercial Code or, if applicable, within the framework of a share repurchase program authorized by the 12th resolution submitted to this general meeting in accordance with Article L. 225-209 of the French Commercial Code or any other share repurchase program applicable at an earlier or later period;

•	concerning to the shares to be issued, the general meeting of shareholders grants the Board of Directors the necessary authorizations to increase the Company’s share capital on one or more occasions (by incorporating into the share capital the issue premiums, reserves, profits or any other amounts that may be legally capitalized) resulting from the free allocation or newly-issued ordinary shares by the Company.

The beneficiaries shall be the employees and/or officers (mandataires sociaux) of Groupe Danone and of companies and economic interest groups in which Groupe Danone holds, directly or indirectly, at least 10% of the share capital or voting rights.

The total number of ordinary shares to be allocated free of charge pursuant to this delegation shall not represent more than 0.4% of the Company’s share capital, i.e., one million ordinary shares of the Company as at the date of this general meeting.

The minimum acquisition period is fixed at two years.

The Board of Directors shall determine, at the time of each allocation, the acquisition period at the end of which the allocation of ordinary shares shall become definitive. This period shall not be less than the minimum period of two years set forth in this authorization.

The minimum obligatory holding period is fixed at two years.

The Board of Directors shall determine, at the time of each allocation, the obligatory holding period, which shall commence as from the definitive allocation of ordinary shares. This period shall not be less than the minimum period of two years set forth in this authorization.

The general meeting acknowledges and resolves that, to the extent necessary, this authorization entails, for the benefit of the beneficiaries of the allocations of ordinary shares to be issued, the waiver by the shareholders of their preferential subscription and allocation right to the ordinary shares that will be issued to the extent of the definitive allocation of shares, and more generally, to any right to the ordinary shares allocated free of charge or to the portion of the reserves, profits, or issue premium that shall be used, if applicable, in the event of an issuance of new shares, on the basis of this authorization.

The general meeting grants the Board of Directors full power, within the limits set forth above, in implementing this resolution, particularly in regards to:

•	proceeding with the allocations of shares free of charge,

•	determining the conditions and, if applicable, the criteria for the allocation of ordinary shares,

•	setting the dates in which the allocations free of charge will occur, in accordance with the legal requirements and limits,

•	determining the identity of the beneficiaries, the number of ordinary shares attributed to each of them, the terms and conditions of the allocation of ordinary shares, and in particular the acquisition and holding periods for the ordinary shares allocated free of charge,

•	deciding to proceed with, within the acquisition period of the allocated shares, in accordance with the terms that it shall set, any adjustments in order to take into account the impact of the transactions on the Company’s share capital and, in particular, determining the conditions in which the number of allocated ordinary shares will be adjusted,

•	determining the terms and conditions of the issuances that will be carried out by virtue of this authorization as well as the dividend date of the new shares, and

•	more generally and with the right to sub-delegate in accordance with legal requirements, entering into any agreements, drafting all documents, acknowledging the completion of the capital increases following the definitive allocations, amending the by-laws accordingly, requesting the listing of the new shares on Eurolist of Euronext Paris S.A. or any other regulated market in France or abroad, carrying out all formalities and filings with the competent authorities and taking generally all necessary measures.

Every year, the Board of Directors shall inform the general meeting of shareholders of the allocation carried out pursuant to this resolution and in accordance with legal requirements, particularly Article L. 225-197-4 of the French Commercial Code.

The Board of Directors may use this authorization, on one or more occasions, for a 26-month period as from the date of this general meeting.

TWENTY-FOURTH RESOLUTION

(Authorization granted to the Board of Directors to reduce the share capital by canceling shares previously repurchased)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the report of the Board of Directors as well as the special report of the Statutory Auditors, and acting in accordance with Articles L. 225-209 et seq. of the French Commercial Code:

•	authorizes the Board of Directors to reduce the share capital by canceling on one or more occasions, within the limit of 10% of the share capital authorized by law in any 24-month period, all or part of the Groupe Danone shares acquired within the framework of the share repurchase program that was authorized by the shareholders at earlier general meetings or by share repurchase programs authorized after the date of this meeting;

•	decides that the excess of the repurchase price of the shares over their par value shall be charged to the “Issue Premium” account or to any other available reserve account, including the legal reserve, within the limit of 10% of the reduction of share capital achieved; and

•	delegates full power to the Board of Directors, with the right of sub-delegation, in accordance with legal requirements, to carry out, acting alone, the cancellation of all shares thus acquired, to proceed with the resulting reduction of share capital, and the aforementioned deduction, as well as to modify Article 6 of the by-laws accordingly.

This authorization is granted for a 24-month period as from the date of this general meeting and voids and replaces any previous authorization granted to the Board of Directors to reduce the share capital through the cancellation of shares.

TWENTY-FIFTH RESOLUTION

(Powers to effect formalities)

The general meeting of shareholders gives full power to any bearer of an original, a copy or an excerpt of these minutes to make all legal and administrative formalities and carry out all filings and any publicity required by law.

In order to attend or be represented at the Meeting:

•	Shareholders who own registered shares must be registered with the company at least one day prior to the date of the Meeting;

•	Shareholders who own bearer shares must file with the registered office at least one day prior to the date of the Meeting, or with any of the banks listed below at least three days prior to the date of the Meeting, a certificate issued by an authorized agent attesting that the shares have been blocked until the date of the Meeting:

•	LAZARD FRERES BANQUE, 121 Boulevard Haussmann, 75008 PARIS,

•	CREDIT LYONNAIS, 19 Boulevard des Italiens, 75002 PARIS,

•	BANQUE DE NEUFLIZE, 3 Avenue Hoche, 75008 PARIS,

•	CIC, 66 Rue de la Victoire, 75009 PARIS,

•	SOCIETE GENERALE, 29 Boulevard Haussmann, 75009 PARIS,

•	BANQUE TRANSATLANTIQUE, 26 Avenue Franklin Roosevelt, 75008 PARIS,

•	CREDIT DU NORD, 59 Boulevard Haussmann, 75009 PARIS,

•	LYONNAISE DE BANQUE, 8 Rue de la République, 69001 LYON,

•	BNP PARIBAS SECURITIES SERVICES, 3 Rue d’Antin, 75002 Paris,

•	FORTIS BANK, 3 Montagne du Parc, B – 1000 BRUXELLES (Belgique),

•	CALYON, 9 Quai du Président Paul Doumer, 92400 COURBEVOIE,

•	LOMBARD ODIER DARIER HENTSCH, 11 Rue de la Corraterie, 1204 GENEVE (Suisse),

•	BANK SARASIN & Co, 107 Freierstrasse, BALE (Suisse),

•	J. VONTOBEL & CIE, Bahnhofstrasse 3, ZURICH (Suisse),

•	BANQUE WORMS, 1 Place des Degrés, 92059 PARIS LA DEFENSE,

•	LAZARD BROTHERS & Co Limited, 21 Moorfields, LONDRES (Royaume-Uni),

•	IXIS IS, 56 Rue de Lille, 75007 PARIS.

Any shareholder who satisfies the legal requirements and wishes to request that draft resolutions be added to the agenda in accordance with Article 130 of Decree No. 67-236 of March 23, 1967 should send a request to the registered office in the form required by law and no later than ten days after publication of this notice.

Mail ballot forms and proxy forms will be sent to all registered shareholders.

Any holder of bearer shares wishing to vote by mail can obtain a mail ballot form from any of the banks listed above. The form should be requested by registered letter, return receipt requested, and should reach the bank at least six days prior to the date of the Meeting.

Mail ballots can only be counted if they are received by one of the aforementioned banks or by the company at its office at 15 Rue du Helder, 75439 Paris Cedex 09, at least three days prior to the date of the Meeting.

In cases where a proxy form or mail ballot form is returned by an authorized agent, the Company reserves the right to question this agent to obtain the identity of the persons voting.

GROUPE DANONE shareholders may vote by internet prior to the Combined Ordinary and Extraordinary General Meeting.

Shareholders will be notified of the procedures and conditions for voting by internet in the official Notice of Shareholders’ Meeting published in the B.A.L.O.

THE BOARD OF DIRECTORS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: March 10, 2005	By:	/s/ EMMANUEL FABER
	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer